Exhibit 4.12

AUTHORIZATION FORM FOR DIVIDEND REINVESTMENT

Dividend Reinvestment and Stock Purchase Plan

To participate in the First United Corporation (“First United”) Dividend Reinvestment and Stock Purchase Plan, complete and sign below and return it in the enclosed envelope. Optional cash investments must be made using the Optional Cash Investment Form or using the cash investment form that will be attached to each statement of account sent to you by the Administrator.

This form will authorize First United to forward to the administrator of the Plan all or a portion of the dividends paid on your shares of common stock of First United to be invested in additional shares of common stock. All investments are made subject to the terms and conditions of the Service as set forth in the accompanying brochure.

This authorization and appointment are given by you with the understanding that you may terminate them at any time by so notifying the administrator of the Plan.

To deposit your shares for safekeeping, check the appropriate box below, and return this card and your stock certificates via registered mail, return receipt requested.

If you would like to have your dividends deposited automatically into your checking or savings account, complete the section below for Direct Deposit.

Please read carefully. This is not a proxy.

Return this form only if you wish to participate

in the Service.

Please enroll me in the First United Corporation Dividend Reinvestment and Stock Purchase Plan

☐	Full Dividend Reinvestment. Please apply the dividends on all shares of common stock that I currently own as well as all future shares that I acquire.

☐	Partial Dividend Reinvestment. Please remit to me the dividends on _________ shares.
I understand that the dividends on my remaining shares, as well as all future shares that
I acquire will be reinvested under the Service.

☐	All Cash (no dividend reinvestment)

Date:

Signature(s):	Print Name(s):

All joint owners must sign exactly as names appear on the stock certificates.

☐	Direct Deposit (check this box only if you checked “Partial Dividend Reinvestment” or “All Cash” above). I hereby authorize StockTrans, Inc. and First United Corporation to initiate cash dividend deposits into my account indicated below and the financial institution below to deposit the same to such account. This authority is to remain in full force and effect until StockTrans, Inc. or First United Corporation has received written notification from me of its termination in such time and manner as to afford them a reasonable opportunity to act on it. If this option is not selected, your dividend check will be automatically mailed to your address.

(You must complete this section and return the form along with a personal voided check to enroll for Direct Deposit of your dividends. Your financial institution can provide you with the following required information.)

Type of Account:                 ☐ Checking                          ☐ Savings

Financial Institution RT/ABA Number:	_______________________________________

Address of Financial Institution:	_______________________________________

_______________________________________

Checking/Savings Account Number:	_______________________________________

_____________________________________________

(Signature – All Holders Must Sign)

_____________________________________________

(Print Name(s))     (Date)

☐	Safekeeping. Deposit the enclosed ______________________shares of stock for safekeeping.

Mail completed form to:	Broadridge Corporate Issuer Solutions, Inc.
1717 Arch Street, Suite 1300
Philadelphia, Pennsylvania 19103